CUSIP No. 92347M 10 0	13D	Page 1 of 4

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Acacia Research Corporation

120 Newport Center Drive

Newport Beach, California 92660

(949) 480-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,911,904 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,911,904 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,904 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person may be deemed to be part of a group with persons that are parties to that certain Voting Agreement described in Item 6 below but the Reporting Person disclaims beneficial ownership of the Shares held by such persons.

(2)

The percentage of class is based on 19,328,278 shares of Common Stock issued and outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

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Responses to each item of this Statement on Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Acacia Research Corporation (“Acacia” or the “Reporting Person”) on August 31, 2018, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2018, Amendment No. 2 to Schedule 13D filed on December 17, 2018 and Amendment No. 3 to Schedule 13D filed on January 15, 2019 (as amended, the “Original Schedule 13D”), relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 amends the Original Schedule 13D as specifically set forth herein, and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 1,911,904 Shares after selling 50,000 Shares and 43,300 Shares on March 1, 2019 and March 4, 2019, respectively (the “Sale”). Prior to the filing of the Schedule 13D on August 31, 2018, Acacia’s Shares consisted of the following: (i) 1,523,746 Shares acquired upon the Issuer’s initial public offering (“IPO”) upon the conversion of a secured convertible promissory note, originally issued on August 15, 2016 (the “Veritone Loans”), based on a conversion price of $13.6088 per share; (ii) 2,150,335 Shares acquired upon the IPO upon exercise of a warrant to purchase common stock issued in August 2016 (the “Primary Warrant”), at an exercise price of $13.6088 per share; (iii) 295,439 Shares acquired upon the IPO upon conversion of a secured convertible promissory note, originally issued on March 14, 2017 (the “Veritone Bridge Loan”); (iv) 150,000 Shares issued in connection with the Veritone Bridge Loan (the “Bridge Installment Shares”) and (v) 1,120,432 Shares underlying warrants to purchase common stock that were issued in connection with the Veritone Loans (the “Four-Year Warrants”), warrants issued upon the exercise of the Primary Warrant (the “10% Warrant”) and warrants issued in conjunction with the Veritone Bridge Loan (the “Ten-Year Warrants”).

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 19,328,278 Shares issued and outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

The information contained on the cover page(s) of this Statement on Schedule 13D for the beneficial ownership of the Reporting Person is incorporated herein by reference. The Reporting Person beneficially owns an aggregate of 1,911,904 Shares, representing 9.35% of the Shares, including 1,120,432 Shares underlying warrants to purchase common stock. The Reporting Person has sole voting and dispositive power with respect to all 1,911,904 Shares held by the Reporting Person.

Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(c) There have been no transactions with respect to Shares of the Issuer since the filing of the Original Schedule 13D, other than the Sale as described in Item 3 above.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2019

ACACIA RESEARCH CORPORATION

By:	/s/ Marc W. Booth
Chief Intellectual Property Officer